Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation Reports First Quarter 2007 Results

    <<
    OVERVIEW

    - EBITDAR of $230 million (excluding special charges), an increase of
      $12 million over the 2006 quarter.
    - Operating loss (excluding special charges) of $20 million compared to an operating loss (excluding special charges) of $29 million in the
      2006 quarter.
    - Net loss of $72 million.
    - Solid performance at Air Canada Services, Aeroplan and Jazz with
      EBITDAR improvements of $21 million, $8 million and $5 million respectively.
    - Strong performance at ACTS with EBITDA (excluding special charges) of
      $21 million, an improvement of $27 million over the 2006 quarter.
    - Distributions of Aeroplan and Jazz units to ACE shareholders totaling
      $1.5 billion.
    - Acquisition of 80 per cent interest in Aeroman completed in February
      2007.
    - ACE cash of $327 million at March 31, 2007.
    >>

    MONTREAL, May 11 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported EBITDAR of $230 million for the first quarter of 2007 (excluding special charges), an improvement of $12 million from the first quarter of
2006.
    The operating loss (excluding special charges) of $20 million for the first quarter of 2007 represents an improvement of $9 million from the first quarter of 2006. Special labour charges amounting to $9 million were recorded in the 2007 quarter related to the termination of a heavy maintenance contract at ACTS. In the 2006 quarter, $33 million was recorded related to a non-unionized workforce reduction program in Air Canada Services and ACTS.
    A net loss of $72 million was recorded for the first quarter of 2007 compared to net income of $118 million in the 2006 quarter. The 2006 quarter included a $220 million dilution gain ($210 million, after-tax) as a result of
ACE's IPO of Jazz.
    ACE ceased to consolidate the results and financial position of Aeroplan with effect from March 14, 2007, and is accounting for its 40.1 per cent investment under the equity method. For the period March 14 to March 31, 2007,
ACE recorded its proportionate share of net earnings in non-operating income.
The effect of ceasing to consolidate Aeroplan during the first quarter was a reduction to ACE's EBITDAR of $7 million offset by an improvement to non-operating income of $3 million.
    Air Canada Services reported EBITDAR of $123 million, an increase of
$21 million. EBITDA reported by Aeroplan amounted to $51 million, representing an improvement of $8 million. Jazz EBITDAR amounted to $76 million, an improvement of $5 million. ACTS reported EBITDA of $21 million for the quarter, an improvement of $27 million.
    "Our results for the quarter demonstrate continued improvement by each of our businesses," said Robert Milton, Chairman, President and Chief Executive
Officer, ACE Aviation Holdings Inc.
    "Air Canada Services delivered EBITDAR of $123 million, an increase of
$21 million over 2006. Operating revenues increased by $140 million or 6 per cent, primarily reflecting traffic and yield improvements.
    "Aeroplan reported another strong quarter with a 13 per cent increase in gross billings and a 23 per cent increase in revenues. Operating income improved by $9 million over the previous year. EBITDA for the quarter reached
$51 million.
    "Jazz reported a 14 per cent increase in operating revenues to
$364 million in the quarter, reflecting a 12 per cent increase in block hours.
Its EBITDAR amounted to $76 million.

    "ACTS continued to build on the progress made in recent quarters. ACTS delivered EBITDA of $21 million in the quarter (excluding special labour charges), an improvement of $27 million over the 2006 quarter. Management continues to deliver to budget whilst also continuing to strategically develop and improve the business, including the acquisition of Aeroman which was completed in February. The monetization process is progressing well and we hope to announce a transaction in the current quarter.
    "In accordance with our strategy update on 11 August last year, we also returned $1.5 billion of capital to shareholders in the form of Aeroplan and
Jazz units during the quarter.

    (1) Non-GAAP Measures

    Special charges refer to expenses recorded in 2007 related to restructuring at ACTS and expenses recorded in 2006 related to labour restructuring. EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as
Aeroplan and ACTS, EBITDA is used to view operating results before depreciation, amortization and obsolescence as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to ACE's Quarter 1 2007 Management's
Discussion and Analysis (MD&A) for a reconciliation of EBITDAR and EBITDA to operating income (loss).

    For further information on ACE's public disclosure file, including ACE's
Annual Information Form dated March 27, 2007, please consult SEDAR at
www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in
Canada and the United States and, in particular, those identified in the Risk
Factors section of ACE's 2006 Annual Management's Discussion and Analysis
dated February 14, 2007. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

    <<
                     Consolidated Statement of Operations

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    -------------------------------------------------------------------------
    Unaudited                                             Three Months Ended
    (Canadian dollars in millions                     March 31      March 31
     except per share figures)                          2007(x)         2006
    -------------------------------------------------------------------------
    Operating revenues
      Passenger                                        $ 2,152       $ 2,021
      Cargo                                                140           151
      Other                                                333           312
    -------------------------------------------------------------------------
                                                         2,625         2,484
    -------------------------------------------------------------------------

    Operating expenses
      Wages, salaries and benefits                         698           642
      Aircraft fuel                                        585           569
      Aircraft rent                                        104           113
      Airport and navigation fees                          243           230
      Aircraft maintenance, materials and supplies         136           129
      Communications and information technology             76            78
      Food, beverages and supplies                          83            80
      Depreciation, amortization and obsolescence          146           134
      Commissions                                           59            68
      Special charge for labour restructuring                9            33
      Other                                                515           470
    -------------------------------------------------------------------------
                                                         2,654         2,546
    -------------------------------------------------------------------------

    Operating loss                                         (29)          (62)

    Non-operating income (expense)
      Interest income                                       33            22
      Interest expense                                    (123)          (88)
      Interest capitalized                                  36             9
      Aeroplan equity investment income                      3             -
      Dilution gain - Jazz                                   -           220
      Gain on sale of assets                                 7             3
      Gain on financial instruments recorded
       at fair value                                        34             -
      Other                                                  -             3
    -------------------------------------------------------------------------
                                                           (10)          169
    -------------------------------------------------------------------------

    Income (loss) before the following items               (39)          107

      Non-controlling interest                             (23)          (15)
      Foreign exchange gain                                 33            13
      Recovery of (provision for) income taxes
        Current                                             (6)            -
        Future                                             (37)           13
    -------------------------------------------------------------------------

    Income (loss) for the period                       $   (72)      $   118
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per share
      Basic                                            $ (0.70)      $  1.15
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
      Diluted                                          $ (0.70)      $  1.12
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP are not consolidated within ACE.

        The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml

                 Consolidated Statement of Financial Position

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Unaudited                                         March 31   December 31
    (Canadian dollars in millions)                      2007(x)         2006
    -------------------------------------------------------------------------
    ASSETS
    Current
      Cash and cash equivalents                        $ 1,353       $ 1,854
      Short-term investments                             1,077         1,324
    -------------------------------------------------------------------------
                                                         2,430         3,178
    -------------------------------------------------------------------------
      Restricted cash                                       51           109
      Accounts receivable                                  750           729
      Spare parts, materials and supplies                  274           307
      Prepaid expenses and other current assets            166           127
      Future income taxes                                   51           584
    -------------------------------------------------------------------------
                                                         3,722         5,034
    -------------------------------------------------------------------------

    Property and equipment                               6,262         5,989
    Deferred charges                                        89           116
    Intangible assets                                    1,267         1,643
    Deposits and other assets                              379           323
    Future income taxes                                    214           336
    -------------------------------------------------------------------------

                                                       $11,933       $13,441
    -------------------------------------------------------------------------

    LIABILITIES
    Current
      Accounts payable and accrued liabilities         $ 1,620       $ 1,547
      Advance ticket sales                               1,192           832
      Current portion of Aeroplan Miles obligation          57            58
      Current portion of Aeroplan deferred revenues          -           799
      Current portion of long-term debt and
       capital leases                                      357           367
      Current taxes payable                                  6           345
    -------------------------------------------------------------------------
                                                         3,232         3,948
    -------------------------------------------------------------------------

    Long-term debt and capital leases                    3,543         3,759
    Convertible preferred shares                           166           166
    Future income taxes                                    136           136
    Pension and other benefit liabilities                1,814         1,876
    Aeroplan Miles obligation                               80           105
    Aeroplan deferred revenues                               -           801
    Other long-term liabilities                            648           378
    -------------------------------------------------------------------------
                                                         9,619        11,169
    -------------------------------------------------------------------------

    Non-controlling interest                               671           695

    SHAREHOLDERS' EQUITY
      Share capital and other equity                       436           742
      Contributed surplus                                  456            25
      Retained earnings                                    748           810
      Accumulated other comprehensive income (loss)          3             -
    -------------------------------------------------------------------------
                                                         1,643         1,577
    -------------------------------------------------------------------------

                                                       $11,933       $13,441
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP are not consolidated within ACE.

        The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml

          Consolidated Statement of Changes in Shareholders' Equity

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    -------------------------------------------------------------------------
                                           Three                       Three
                                          Months          Year        Months
                                           Ended         Ended         Ended
    Unaudited                           March 31   December 31      March 31
    (Canadian dollars in millions)        2007(x)         2006          2006
    -------------------------------------------------------------------------

    Share capital and other equity
      Common shares, beginning
       of period                         $ 2,188       $ 2,231       $ 2,231
        Distributions of Aeroplan
         and Jazz units                     (325)          (59)          (59)
        Issue of shares through
         stock options exercised              19            16             2
    -------------------------------------------------------------------------
      Common shares, end of period         1,882         2,188         2,174
      Convertible preference shares          117           117           117
      Convertible notes                       92            92            92

      Adjustment to shareholders'
       equity, beginning of period        (1,655)       (1,693)       (1,693)
        Adjustment to fresh start
         provisions                            -            38             -
    -------------------------------------------------------------------------

      Adjustment to shareholders'
       equity, end of period              (1,655)       (1,655)       (1,693)
    -------------------------------------------------------------------------
    Total share capital and other
     equity                                  436           742           690
    -------------------------------------------------------------------------

    Contributed surplus
      Balance, beginning of period            25            19            19
      Fair value of stock options
       issued to Corporation employees
       recognized as compensation expense      5            13             1
      Fair value of exercised stock
       options to share capital                -            (7)            -
      Aeroplan negative investment           426             -             -
    -------------------------------------------------------------------------
    Total contributed surplus                456            25            20
    -------------------------------------------------------------------------

    Retained earnings
      Balance, beginning of period           810           402           402
      Cumulative effect of adopting new
       accounting policies                    10             -             -
    -------------------------------------------------------------------------
                                             820           402           402
      Net income (loss) for the period       (72)          408           118
    -------------------------------------------------------------------------
                                             748           810           520
    -------------------------------------------------------------------------
    Accumulated other comprehensive
     income (loss)
      Balance, beginning of period             -             -             -
      Cumulative effect of adopting
       new accounting policies                (7)            -             -
      Other comprehensive income (loss)       10             -             -
    -------------------------------------------------------------------------
                                               3             -             -
    -------------------------------------------------------------------------
    Total retained earnings and
     accumulated other comprehensive
     income (loss)                           751           810           520
    -------------------------------------------------------------------------
    Total shareholders' equity           $ 1,643       $ 1,577       $ 1,230
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

               Consolidated Statement of Comprehensive Income

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                                          Three Months Ended
    Unaudited                                         March 31      March 31
    (Canadian dollars in millions)                      2007(x)         2006
    -------------------------------------------------------------------------

    Comprehensive income (loss)
    Net income (loss) for the period                   $   (72)      $   118

    Other Comprehensive income (loss), net of taxes:
      Net change in unrealized loss on
       available-for-sale securities                        (4)            -
      Net change in unrealized gains on fuel
       derivatives under hedge accounting,                   6             -
      Reclassification of net realized losses
       on fuel derivatives to income                         8             -
    -------------------------------------------------------------------------
                                                            10             -
    -------------------------------------------------------------------------

    Total comprehensive income (loss)                  $   (62)      $   118
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP are not consolidated within ACE.

        The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml

                     Consolidated Statement of Cash Flows

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                                          Three Months Ended
    Unaudited                                         March 31      March 31
    (Canadian dollars in millions)                      2007(x)         2006
    -------------------------------------------------------------------------
    Cash flows from (used for)
    Operating
      Income (loss) for the period                     $   (72)      $   118
      Adjustments to reconcile to net cash
       provided by operations
        Depreciation, amortization and obsolescence        146           134
        Dilution gain - Jazz                                 -          (220)
        Gain on sale of assets                              (7)           (3)
        Foreign exchange gain                              (33)            4
        Future income taxes                                 37           (15)
        Employee future benefit funding more
         than expense                                      (69)          (22)
        Decrease (increase) in accounts receivable         (18)          (16)
        Decrease (increase) in spare parts,
         materials and supplies                             34            60
        Increase (decrease) in accounts payable
         and accrued liabilities                           105           104
        Increase (decrease) in advance ticket sales,
         net of restricted cash                            234           218
        Decrease in Aeroplan Miles obligation              (25)          (31)
        Increase (decrease) in Aeroplan deferred
         revenues                                           (2)           17
        Aircraft lease payments (in excess of)
         less than rent expense                             (7)           (5)
        Unrealized period change in fair value
         of derivatives                                    (40)           10
        Capitalized interest                               (36)           (9)
        Other                                               36            20
    -------------------------------------------------------------------------
                                                           283           364
    -------------------------------------------------------------------------
    Financing
      Issue of common shares                                19             2
      Issue of Jazz units                                    -           218
      Aircraft related borrowings                          112           124
      Credit facility borrowings - Jazz                      -           113
      Reduction of long-term debt and capital
       lease obligations                                   (78)          (88)
      Reduction of non-controlling interest                (36)            -
      Distributions paid to non-controlling interests      (17)          (15)
      Other                                                 (1)            -
    -------------------------------------------------------------------------
                                                            (1)          354
    -------------------------------------------------------------------------

    Investing
      Short-term investments                              (155)         (159)
      Acquisition of Aeroman, net of cash                  (53)            -
      Proceeds from sale of Jazz units                       -            14
      Additions to capital assets                         (401)         (280)
      Proceeds from sale of assets                          45             -
      Deconsolidation of Aeroplan cash                    (231)            -
      Cash collaterization of letters of credit             12            (4)
    -------------------------------------------------------------------------
                                                          (783)         (429)
    -------------------------------------------------------------------------
    Increase (decrease) in cash and cash equivalents      (501)          289
    Cash and cash equivalents, beginning of period       1,854         1,565
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period           $ 1,353       $ 1,854
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cash payments of interest                          $    60       $    63
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cash payments of income taxes                      $     6       $     -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash and cash equivalents exclude Short-term investments of $1,077 as at
    March 31, 2007 ($775 as at March 31, 2006).

    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP are not consolidated within ACE.

        The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 06:05e 11-MAY-07